UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of March, 2007

                            SPIRENT COMMUNICATIONS plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

  Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________







NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).


(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.


Please complete all relevant boxes in block capital letters.



1. Name of the issuer



SPIRENT COMMUNICATIONS PLC



2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)



(iii) THIS NOTIFICATION IS MADE IN ACCORDANCE WITH BOTH



3. Name of person discharging managerial responsibilities/director



MR ALEX WALKER



4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person



ALSO RELATES TO MRS ELIZABETH WALKER



5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest



JOINT BENEFICIAL HOLDING WITH HIS WIFE REFERRED TO ABOVE



6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares



SPIRENT COMMUNICATIONS PLC ORDINARY SHARES OF 3&1/3 PENCE



7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them



NY NOMINEES



8 State the nature of the transaction



PURCHASE OF SHARES IN THE MARKET



9. Number of shares, debentures or financial instruments relating to shares acquired



30,000 ORDINARY SHARES OF 3&1/3 PENCE



10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)



0.003%



11. Number of shares, debentures or financial instruments relating to shares disposed



N/A



12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)



N/A



13. Price per share or value of transaction



60 PENCE PER SHARE



14. Date and place of transaction



14 MARCH 2007, LONDON



15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)



30,000 SPIRENT COMMUNICATIONS PLC ORDINARY SHARES OF 3&1/3 PENCE (0.003% OF THE ISSUED SHARE CAPITAL EXCLUDING TREASURY SHARES)



16. Date issuer informed of transaction



14 MARCH 2007



If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes



17 Date of grant



N/A



18. Period during which or date on which it can be exercised



N/A



19. Total amount paid (if any) for grant of the option



N/A



20. Description of shares or debentures involved (class and number)



N/A



21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise



N/A



22. Total number of shares or debentures over which options held following notification



N/A



23. Any additional information





24. Name of contact and telephone number for queries



WARREN NASH

Tel: 01293 767676



Name and signature of duly authorised officer of issuer responsible for making notification



WARREN NASH, SHARE PLANS MANAGER



Date of notification



15 MARCH 2007


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______MICHAEL ANSCOMBE______

                                                     (Registrant)

Date: 15 March, 2007                      By   ____/s/ Michael Anscombe____

                                                    (Signature)*